Mail Stop 4561

January 31, 2008

Mr. Kevin Kyser
Executive Vice President and Chief Financial Officer
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, TX 75204

Re: **Affiliated Computer Services, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2007
       Filed August 29, 2007
       Form 10-K/A for the Fiscal Year Ended June 30, 2007
       Filed October 19, 2007
       Forms 8-K Filed August 21, 2007 and November 1, 2007
       File No. 001-12665

Dear Mr. Kyser:

       We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

1.   In future filings, please expand your disclosure to provide an executive level overview of the material opportunities, challenges and risks, such as those

presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.B.3 of SEC Release No. 33-8350. For example, we note your disclosure in the risk factors section regarding the potential changes to contract terms, including renewals and terminations, as a result of recent and future downgrades in your credit rating. Please provide additional information about the impact that this will have on your business.

Item 9A. Controls and Procedures, page 120

2.   We note your disclosure that your disclosure controls and procedures were "operating effectively." In future filings, please revise the conclusion to disclose, if true, that your disclosure controls and procedures are "effective." See Item 307 of Regulation S-K and Securities Exchange Act Rule 13a-15(b). We note similar disclosure in your Forms 10-Q.

Form 10-K/A for the Fiscal Year Ended June 30, 2007

Item 13. Certain Relationships and Related Transactions, page 35

3.   We note your disclosure regarding the review of related party transactions by your Board of Directors and its Committees. Please expand your disclosure to provide all of the information described in Item 404(b) of Regulation S-K.

Forms 8-K Filed August 21, 2007 and November 1, 2007

4.   We believe the columnar format of the "Reconciliation of Reported Results to Income Adjusted for Certain Non-GAAP Items" appearing in your earnings releases may create the unwarranted impression to investors that the operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Kevin Kyser
Affiliated Computer Services, Inc.
January 31, 2008
Page 4

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Attorney, at (202) 551-3535 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief